Exhibit 99.2

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 11.00 am Central European Time on 29 March 2017 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. (“VimpelCom” or the “Company”) for the special general meeting of VimpelCom shareholders to be held on 30 March 2017.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VimpelCom held of record by the undersigned on 22 February 2017, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC

AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to alex.lemke@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Time on 29 March 2017. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER.

PROXY FORM

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF VIMPELCOM LTD

FOR EACH PROPOSAL PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”.

IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF EACH PROPOSAL, YOU VOTE “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY.

PROPOSAL	VOTING INSTRUCTIONS

1. To approve the change of the Company’s name to VEON Ltd.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. To approve the adoption by the Company of amended and restated bye-laws of the Company, in substitution for and to the exclusion of the existing bye-laws	FOR ☐	AGAINST ☐	ABSTAIN ☐